[redacted]

15046849

DSTATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68193

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCG Americas LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy P. Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KCG Americas LLC
Index
December 31, 2014

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of KCG Americas LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to KCG Americas LLC for the year ended December 31, 2014 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nickolai Ogurtsov
President

Timothy P. Dunham
Chief Financial Officer

Notary Public

ENGELA BRONDUM
Notary Public - State of New York
NO. 01BR6235549
Qualified in Kings County
My Commission Expires 2/14/2019

KCG Americas LLC
Statement of Financial Condition
December 31, 2014

KCG Americas LLC
Index
December 31, 2014

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

pwc

Report of Independent Registered Public Accounting Firm

To Management of KCG Americas LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of KCG Americas LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

KCG Americas LLC
Statement of Financial Condition
December 31, 2014

(in thousands)

Assets		
Cash and cash equivalents	$	141,331
Cash segregated under federal and other regulations		3,000
Financial instruments owned, at fair value, including securities pledged to counterparties that had the right to deliver or repledge of $533,611		2,237,373
Collateralized agreements:		
Securities borrowed		1,611,225
Securities purchased under agreements to resell		11,337
Receivable from brokers, dealers and clearing organizations		848,833
Deposits with exchange clearing organizations		31,591
Receivable from customers		30,535
Fixed assets and leasehold improvements less accumulated depreciation and amortization of $27,403		58,613
Goodwill and intangible assets, less accumulated amortization of $51,152		137,664
Deferred tax assets, net		13,669
Other assets		48,461
Total assets	$	5,173,632
Liabilities and Member's Equity		
Liabilities		
Financial instruments sold, not yet purchased, at fair value	$	1,886,943
Collateralized financing agreements:		
Securities loaned		718,505
Securities sold under agreements to repurchase		860,000
Payable to brokers, dealers and clearing organizations		519,372
Accrued compensation expense		73,665
Payable to affiliates		38,318
Payable to customers and non-customers		44,499
Accrued expenses and other liabilities		48,941
Total liabilities		4,190,243
Commitments and contingent liabilities (Note 18)		
Subordinated borrowings		250,000
Member's equity		733,389
Total liabilities and member's equity	$	5,173,632

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

KCG Americas LLC (the "Company") is a single member limited liability Company organized in the state of Delaware. The Company's member is Knight Capital Holdings LLC ("KCH"). The Company's ultimate parent is KCG Holdings, Inc. ("KCG").

The Company is a broker-dealer and a futures commission merchant ("FCM") registered with the U.S. Securities Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a clearing member of principal stock exchanges and commodity exchanges in the United States, including the New York Stock Exchange ("NYSE") and the Chicago Mercantile Exchange ("CME") and is a member of Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), The Depository Trust & Clearing Corporation, the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation. The Company also is a member of the Municipal Securities Rulemaking Board. The Company's designated self-regulatory organizations are FINRA and the NFA.

On December 19, 2012, the Company's former parent, Knight Capital Group, Inc. ("Knight"), entered into a plan of merger for a strategic business combination with GETCO Holding Company, LLC ("GETCO") and an affiliate of GETCO. As a result of this strategic business combination ("the Merger"), Knight and GETCO became wholly owned subsidiaries of KCG, a Delaware corporation. The Merger was approved by the respective shareholders and unitholders of both companies at special meetings held on June 25, 2013 and the Merger was completed on July 1, 2013.

The Merger was accounted for by KCG under the acquisition method of accounting. Through the application of pushdown accounting; $964.8 million of the total purchase price of $1.4 billion was allocated to the Company in 2013. The allocation of the consideration is based upon several factors including valuation of tangible and intangible assets and liabilities. In 2014, based on updated information, the Company recorded pushdown accounting adjustments that increased Goodwill by $1.4 million, Deferred tax assets, net by $1.4 million and Accrued expenses and other liabilities by $3.4 million.

As part of the overall integration plan, certain businesses in which Knight and GETCO transacted were combined subsequent to the Merger. On January 1, 2014, OCTEG LLC a wholly owned subsidiary of KCH was merged with and into the Company. As part of the transaction, KCH contributed approximately $32.7 million of net assets into the Company including $83.5 million in cash.

The Company's operating activities consist of the following:

Market Making

Market Making principally consists of market making in equities and listed options. As a market maker, the Company commits capital on a principal basis to buy securities from or sell securities to broker dealers, banks and institutions. Principal trading in Market Making primarily consists of direct-to-client and non-client exchange-based electronic market making including trade executions conducted as an equities Designated Market Maker ("DMM") on the NYSE and NYSE Amex Equities. The Company is an active participant on all major U.S. equity and futures exchanges and also trades on substantially all domestic electronic options exchanges. As a complement to electronic market making, the Company's cash trading business handles specialized orders and also transacts on the OTC Bulletin Board, marketplaces operated by the OTC Markets Group Inc.

Execution Services

Execution Services provides agency execution services and operates trading venues, offering trading in equities, options, fixed income and futures to institutions, banks and other broker dealers. Execution Services generally earns commissions as an agent between principals for transactions that are executed, however, the Company may commit capital on behalf of clients as needed. Agency-based execution only trading within Execution Services primarily consists of self-directed trading in equities through a variety of access points including: (i)

algorithmic trading and order routing in equities; (ii) institutional sales traders executing program, block and riskless principal trades in equities and exchange traded funds ("ETF's"); (iii) a fixed income electronic communication network ("ECN") that also offers trading applications; (iv) an alternative trading system ("ATS") for equities; and (v) futures execution and clearing through the Company's FCM (See also Footnote 3 *Sale of FCM* for additional information regarding the disposition of this business).

Other Services

The Company also provides clearing services to its broker-dealer affiliates and clears the majority of trades for its Market Making and Execution Services businesses.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. These assets would be categorized in Level 1 in the fair value hierarchy if they were required to be recorded at fair value.

Cash Segregated Under Federal or Other Regulations

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC and the CFTC to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets.

Market Making, Sales, Trading and Execution Activities

Financial instruments owned and Financial instruments sold, not yet purchased, which relate to market making and trading activities, include listed and other equity securities, listed equity options and fixed income securities which are recorded on a trade date basis and carried at fair value.

Fair Value of Financial Instruments

The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value. See Footnote 5 *Fair Value of Financial Instruments* for a description of valuation methodologies applied to the classes of financial instruments at fair value.

Collateralized Agreements and Financing

Collateralized agreements consist of securities borrowed and securities purchased under agreements to resell. Collateralized financings consist of securities loaned and securities sold under agreements to repurchase.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed and securities purchased under agreements to resell transactions facilitate the securities settlement process and require the Company to deposit cash or other collateral with the lender. Securities loaned transactions help finance the Company's securities inventory whereby the Company lends stock to counterparties in exchange for the receipt of cash or other collateral from the borrower. In these transactions, the Company receives or lends cash or other collateral in an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed or loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities sold under agreements to repurchase are used to finance inventories of securities and other financial instruments and are recorded at their contractual amount. The Company has entered into bilateral and tri-party term and overnight repurchase agreements which bear interest at negotiated rates. The Company receives cash and makes delivery of financial instruments to a custodian who monitors the market value of these instruments on a daily basis. The market value of the instruments delivered must be equal to or in excess of the principal amount loaned under the repurchase agreements plus the agreed upon margin requirement. The custodian may request additional collateral, if appropriate.

The Company's securities borrowed, securities purchased under agreements to resell, securities loaned and securities sold under agreements to repurchase are recorded at amounts that approximate fair value. These items are recorded based upon their contractual terms and are not materially sensitive to shifts in interest rates because they are short-term in nature and are fully collateralized. These items would be categorized as Level 2 in the fair value hierarchy if they were required to be recorded at fair value.

Goodwill and Intangible Assets

The Company tests goodwill and intangible assets with an indefinite useful life for impairment annually or when an event occurs or circumstances change that signifies the existence of an impairment. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service. The Company amortizes intangible assets with a finite life on a straight line basis over their estimated useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Payable to Customers and Non-Customers

Payable to customers arise primarily from securities transactions and include amounts due on receive versus payment ("RVP") or deliver versus payment ("DVP") transactions. Due to their short-term nature, such amounts approximate fair value.

Foreign Currencies

The functional currency of the Company is the U.S. dollar. The Company engages in transactions that are denominated in currencies other than its functional currency. Assets and liabilities denominated in foreign currencies are converted into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Stock-Based Compensation

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company. Stock based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, which is typically the vesting period. Expected forfeitures are considered in determining stock-based employee compensation expense.

The Company applies a non-substantive vesting period approach for stock-based awards related to the Stock Plans whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the vesting of such awards and in certain other circumstances.

Depreciation and Amortization

Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company reviews fixed assets and leasehold improvements for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

Income Taxes

The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the Statement of Financial Condition. Actual results may differ from those estimates.

3. Sale of FCM Business

In November 2014, the Company sold certain assets and liabilities related to its FCM business to Wedbush Securities Inc. There are no assets or liabilities related to this business on the Company's Statement of Financial Condition at December 31, 2014. As a result of the sale, the Company ceased operating as an FCM and consequently holds no customer assets that were required to be segregated or held in separate accounts as of December 31, 2014. Additionally, the Company requested that the NFA change its status from FCM to Introducing Broker ("IB"). This change in status became effective on January 8, 2015.

4. Cash Segregated Under Federal and Other Regulations

Included in Cash segregated under federal and other regulations was $2.0 million which has been segregated in a special reserve account for the exclusive benefit of customers and $1.0 million in a special reserve account for the exclusive benefit of introducing brokers under SEC Rule 15c3-3.

5. Fair Value of Financial Instruments

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Footnote 2: *Significant Accounting Policies.* The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value at December 31, 2014 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned, at fair value:				
Equities [(1)]	$ 2,027,478	$ —	$ —	$ 2,027,478
Listed equity options	144,586	—	—	144,586
Corporate debt	59,832	—	—	59,832
U.S. government obligations	5,477			5,477
Total assets held at fair value	2,237,373	—	—	2,237,373
Liabilities				
Financial instruments sold, not yet purchased, at fair value:				
Equities [(1)]	$ 1,680,614	$ —	$ —	$ 1,680,614
Listed options	115,362	—	—	115,362
Corporate debt [(2)]	82,051			82,051
U.S. government obligations	8,916	—	—	8,916
Total Financial instruments sold, not yet purchased, at fair value	$ 1,886,943	$ —	$ —	$ 1,886,943

(1) Equities of $743.1 million have been netted by their respective long and short positions by CUSIP number.
(2) Corporate debt of $323,000 has been netted by their respective long and short positions by CUSIP number.

The Company's equities, listed equity options, U.S. government obligations and corporate debt are generally classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on observable inputs such as quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

As of December 31, 2014, the Company had no financial instruments classified within Level 2 or Level 3 of the fair value hierarchy.

The Company's assets measured at fair value on a nonrecurring basis solely relates to goodwill and intangible assets arising from the Merger which would be classified as Level 3 within the fair value hierarchy. See Footnote 12: *Goodwill and Intangible Assets* for additional information.

6. Derivative Instruments

The Company enters into derivative transactions primarily with respect to making markets in listed domestic options. Cash flows associated with such derivative activities are included in cash flows from operating activities on the Statement of Cash Flows.

During the normal course of business, the Company enters into futures contracts. These financial instruments are subject to varying degrees of risks whereby the fair value of the securities underlying the financial instruments, may be in excess of, or less than, the contract amount. The Company is obligated to post collateral against certain futures contracts.

The amounts and positions included in the tables below for futures contracts are classified as Level 1 in the fair value hierarchy.

The following table summarizes the fair value of derivative instruments and futures contracts in the Statement of Financial Condition (fair value in thousands):

	Financial Statement Location	Assets		Liabilities	
		Fair Value	Contracts	Fair Value	Contracts
Foreign exchange					
Futures contracts	Receivable from/Payable to brokers, dealers and clearing organizations	$ 77	281	$ 97	225
Equity					
Futures contracts	Receivable from/Payable to brokers, dealers and clearing organizations	$ 1,486	1,948	$ 1,761	2,176
Listed options	Financial instruments owned/sold, not yet purchased, at fair value	$ 144,586	426,747	$ 115,362	437,383
Fixed income					
Futures contracts	Receivable from/Payable to brokers, dealers and clearing organizations	$ 11	137	$ 91	56
Commodity					
Futures contracts	Receivable from/Payable to brokers, dealers and clearing organizations	$ 6,344	3,524	$ 5,939	4,040
Total		**$ 152,504**	**432,637**	**$ 123,250**	**443,880**

7. Deposits with Exchange Clearing Organizations

Cash deposits with exchange clearing organizations at December 31, 2014 consist of the following (in thousands):

Margins	$ 7,123
Guarantee deposits	$ 24,468
	$ 31,591

8. Collateralized Transactions and Assets and Liabilities Subject to Netting

The Company receives financial instruments as collateral in connection with securities borrowed and securities purchased under agreements to resell. Such financial instruments generally consist of equity, convertible securities and obligations of the U.S. government but may include federal agencies, foreign governments and

corporations. In most cases, the Company is permitted to deliver or repledge these financial instruments in connection with securities lending, other secured financings or for meeting settlement obligations.

As of December 31, 2014, the fair value of financial instruments received as collateral by the Company that it was permitted to deliver or repledge was $1.56 billion, of which $1.45 billion had been delivered or repledged, and $137.5 million could be repledged by the receiving counterparty.

In order to finance securities positions, the Company also pledges financial instruments that it owns to counterparties who, in turn, are permitted to deliver or repledge them. Under these transactions, the Company pledges certain financial instruments owned to collateralize securities loaned and other secured financings. Financial instruments owned and pledged to counterparties that have the right to deliver or re-pledge them were $533.6 million at December 31, 2014.

Additionally, the Company enters into collateralized transactions in order to finance securities inventory positions. Under these transactions, the Company pledges certain financial instruments to collateralize repurchase agreements. Financial instruments owned and pledged to counterparties that did not have the right to sell or repledge such financial instruments consisted of equity securities with a fair value of $979.7 million as of December 31, 2014. Repurchase agreements are short-term and mature within one year.

All collateral held or pledged would be included under Level 1 of the fair value hierarchy.

Assets and Liabilities Subject to Netting

The Company may enter into master netting agreements and collateral arrangements with counterparties in order to manage its exposure to credit risk associated with securities financing transactions. Such transactions are generally executed under standard industry agreements, including, but not limited to, master securities lending agreements (securities lending transactions) and master repurchase agreements (repurchase transactions). A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third party. The Company may also enter into bilateral trading agreements and other customer agreements that provide for the netting of receivables and payables with a given counterparty as a single net obligation.

In the event of counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. Any collateral posted can be applied to the net obligations, with any excess returned and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The Company is also a party to clearing agreements with various central clearing parties. Under these arrangements, the central clearing counterparty facilitates settlement between counterparties based on the net payable owed or receivable due and, with respect to daily settlement, cash is generally only required to be deposited to the extent of the net amount. In the event of default, a net termination amount is determined based on the market values of all outstanding positions and the clearing organization or clearing member provides for the liquidation and settlement of the net termination amount among all counterparties to the open repurchase and/or securities lending transactions.

The gross amounts of assets and liabilities subject to netting and gross amounts offset in the Statement of Financial Condition were as follows (in thousands):

Description	Gross Amounts Recognized	Gross Amounts Offset in the Statements of Financial Condition	Net Amounts Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Available Collateral[1]	Counterparty Netting[2]	
Assets						
Listed options	$ 144,586		$ 144,586			$ 144,586
Securities borrowed	1,611,225		1,611,225	1,549,356	15,783	46,086
Securities purchased under agreements to resell	11,337		11,337	11,218		119
Futures	7,918	7,888	30			30
Total Assets	**$ 1,775,066**	**$ 7,888**	**$ 1,767,178**	**$ 1,560,574**	**$ 15,783**	**$ 190,821**
Liabilities						
Listed options	$ 115,362		$ 115,362		$ 17,359	$ 98,003
Securities loaned	718,505		718,505	692,600	15,783	10,122
Securities sold under agreements to repurchase	860,000		860,000	860,000		—
Futures	7,888	7,888	—			—
Total Liabilities	**$ 1,701,755**	**$ 7,888**	**$ 1,693,867**	**$ 1,552,600**	**$ 33,142**	**$ 108,125**

(1) Includes securities received or delivered under collateral arrangements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective repurchase agreements or securities borrowing or lending arrangements

(2) Under master netting agreements with its counterparties, the Company has the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is avalable by counterparty in the event of a counterparty's default, but which are not netted in the Statement of Financial Condition because other netting provisions under U.S. GAAP are not met

9. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2014 consist of the following (in thousands):

	Receivable	Payable
Clearing organizations	$ 762,555	$ —
Clearing brokers	31,817	217,395
Securities failed to deliver/receive	34,167	279,352
Affiliated broker dealers	—	2,073
Fees, commissions and other	20,294	20,552
	$ 848,833	$ 519,372

Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organizations approximate fair value since they are short term in nature.

10. Receivable From Customers and Payable to Customers and Non-Customers

Receivable from and payable to customers arise primarily from cash and RVP/DVP transactions. Securities owned by customers are held as collateral for receivables.

Management believes that the carrying value of the amounts receivable from and payable to customers approximate fair value since they are short term in nature.

11. Fixed Assets and Leasehold Improvements

Fixed Assets and leasehold improvements comprise the following at December 31, 2014 (in thousands):

	Depreciation Period		
Computer hardware and software	3 years	$	31,482
Leasehold improvements	*		50,011
Furniture and fixtures	7 years		2,483
Telephone systems	5 years		2,040
Equipment	5 years		
			86,016
Less: Accumulated depreciation and amortization			(27,403)
		$	58,613

* shorter of life of lease or useful life of assets.

12. Goodwill and Intangible Assets

Goodwill and Intangible assets with indefinite lives are assessed for impairment annually or when events indicate that the amounts may be impaired. The Company assesses goodwill for impairment at the reporting unit level. The Company's reporting units are the components of its business segments for which discrete financial information is available and is regularly reviewed by the Company's management. As part of the assessment for impairment, the Company considers the cash flows of the respective reporting unit and assesses the fair value of the respective reporting unit as well as the overall market value of the Company compared to its net book value. The assessment of fair value of the reporting units is principally performed using a discounted cash flow methodology with a risk-adjusted weighted average cost of capital which the Company believes to be the most reliable indicator of the fair values of its respective reporting units.

Intangible assets are assessed for recoverability when events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company assesses intangible assets for impairment at the "asset group" level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As part of the assessment for impairment, the Company considers the cash flows of the respective asset group and assesses the fair value of the respective asset group. Step 1 of the impairment assessment for intangibles is performed using undiscounted cash flow models, which indicates whether the future cash flows of the asset group are sufficient to recover the book value of such asset group. When an asset is not considered to be recoverable, step 2 of the impairment assessment is performed using a discounted cash flow methodology with a risk-adjusted weighted average cost of capital to determine the fair value of the intangible asset group. In cases where amortizable intangible assets and goodwill are assessed for impairment at the same time, the amortizable intangibles are assessed for impairment prior to goodwill being assessed.

As discussed in Footnote 1 *Organization and Description of Business*, as a result of the Merger, $12.7 million Goodwill was recorded by the Company as of the date of the Merger.

No events occurred during 2014 that would indicate that the carrying amounts of the Company's Goodwill or Intangible assets may not be recoverable. In the fourth quarter of 2014, the Company assessed the impairment of Goodwill and intangible assets as part of its annual assessment and concluded that there was no impairment.

Intangible assets with finite useful lives are amortized over their estimated remaining useful lives, the majority of which have been determined to range from three to twelve years. The weighted average remaining life of the Company's intangible assets at December 31, 2014 is approximately five years.

The following table summarizes the Company's intangible assets, net of accumulated amortization by type as of December 31, 2014 (in thousands):

Customer and broker relationships [1]	Gross carrying amount	$	13,000
	Accumulated amortization		(2,167)
	Net carrying amount		10,833
Trading rights [2]	Gross carrying amount		54,501
	Accumulated amortization		(17,439)
	Net carrying amount		37,062
Trade names [3]	Gross carrying amount		1,000
	Accumulated amortization		(150)
	Net carrying amount		850
Technology [4]	Gross carrying amount		107,647
	Accumulated amortization		(31,396)
	Net carrying amount		76,251
Total	Gross carrying amount		176,148
	Accumulated amortization		(51,152)
	Net carrying amount	**$**	**124,996**

(1) Customer and broker relationships relate to KCG Bondpoint, the Company's fixed income ECN business. The weighted average remaining life is approximately eight years as of December 31, 2014. The life may be reduced depending upon actual retention rates.
(2) Trading rights provide the Company with the right to trade on certain exchanges. Trading rights valued at $2.7 million have been determined to have indefinite lives. The weighted average remaining life of all other trading rights is approximately eight years as of December 31, 2014.
(3) Trade name relates to the KCG BondPoint. The weighted average remaining life is approximately nine years as of December 31, 2014.
(4) The weighted average remaining life is approximately three years as of December 31, 2014.

13. Credit Facility

On July 1, 2013, the Company, as borrower, and KCG, as guarantor, entered into a credit agreement (the "Facility Agreement") with a consortium of banks and financial institutions.

The Facility Agreement comprises two classes of revolving loans in a total committed amount of $450.0 million, together with a swingline facility with a $50.0 million sub-limit, subject to two borrowing bases (collectively, the "Revolving Facility"): Borrowing Base A and Borrowing Base B. The Revolving Facility also provides for a future increase of the revolving credit facility of up to $300.0 million to a total of $750.0 million on certain terms and conditions.

Borrowings under the Facility Agreement shall bear interest, at the Company's option, at a rate based on the federal funds rate ("Base Rate Loans") or based on LIBOR ("Eurodollar Loans"), in each case plus an applicable margin. For each Base Rate Loan, the interest rate per annum is equal to the greater of the federal funds rate or an adjusted one-month LIBOR rate plus (a) for each Borrowing Base A loan, a margin of 1.75% per annum and (b) for each Borrowing Base B loan, a margin of 2.25% per annum. For each Eurodollar Loan, the interest rate per annum is equal to an adjusted LIBOR rate corresponding to the interest period plus (a) for each Borrowing Base A loan, a margin of 1.75% per annum and (b) for each Borrowing Base B loan, a margin of 2.25% per annum. As of December 31, 2014, there were no outstanding borrowings under the Facility Agreement.

The Company is charged a commitment fee at a rate of 0.35% per annum on the average daily amount of the unused portion of the Facility Agreement.

The loans under the Facility Agreement will mature on June 6, 2015. The Revolving Facility is fully and unconditionally guaranteed on an unsecured basis by KCG. It is secured by first-priority pledges of and liens on certain eligible securities, subject to applicable concentration limits, in the case of Borrowing Base A loans, and by first-priority pledges of and liens on the right to the return of certain eligible NSCC margin deposits, in the case of Borrowing Base B loans.

The Revolving Facility includes customary affirmative and negative covenants, including limitations on indebtedness, liens, hedging agreements, investments, loans and advances, asset sales, mergers and acquisitions, dividends, transactions with affiliates, restrictions on subsidiaries, issuance of capital stock, negative pledges and business activities. It contains financial maintenance covenants establishing a minimum total regulatory capital for the Company, a maximum total asset to total regulatory capital ratio for the Company, a minimum excess net capital limit for the Company, a minimum liquidity ratio for the Company, and a minimum tangible net worth threshold for KCG. As of December 31, 2014, the Company was in compliance with these covenants.

The original issuance costs incurred by the Company are recorded within Other assets on the Statement of Financial Condition and are being amortized over the term of the Revolving Facility. At December 31, 2014, the unamortized balance of these costs was $279,000.

The Company is obligated only with respect to the principal and interest of its borrowings.

14. Subordinated Borrowings

Borrowings under subordination agreements at December 31, 2014 consist of a cash subordinated note with KCG in the amount of $250 million. The agreement was entered into on December 23, 2013, matures on December 31, 2015 and bears interest at the rate of 6.25% per annum. The agreement also contains an automatic renewal provision that extends the stated maturity for an additional year unless the Company or KCG elects not to extend such maturity provided written notice is provided by either party within seven months of such maturity. The subordinated borrowings are available in computing capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

15. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees of the Company are eligible to participate. Under the terms of the Plan, the Company is required to make annual contributions to the Plan equal to 100% of the contributions made by each Company participant, up to annual limits.

KCG provides medical coverage for substantially all employees under a self-insured program administered by a third party provider.

Certain employees of the Company participate in KCG's Stock Plans. The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Restricted Shares and Restricted Stock Units

Eligible employees may receive KCG RSUs as a portion of their total compensation. The majority of RSUs vest ratably over three years and are subject to accelerated vesting, or continued vesting, under certain termination circumstances in accordance with the applicable award documents and employment agreements between the Company or KCG and the participant. KCG has the right to fully vest employees in their RSUs upon retirement and in certain other circumstances.

Stock Options

The Company's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. The Company has the right to fully vest employees in their options upon retirement and in certain other circumstances.

16. Income Taxes

The Company is considered to be a disregarded entity for income tax purposes. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset at December 31, 2014 of $13.7 million is included in Deferred tax assets, net on the Statement of Financial Condition. The deferred tax asset is attributable to differences in the book and tax bases of the Company's goodwill and intangible assets, fixed assets and other assets, net operating losses, as well as deferred compensation.

The Company did not have any unrecognized tax benefits at December 31, 2014.

As of December 31, 2014, the Company is subject to U.S. Federal income tax examinations for the tax years 2010 through 2013. In addition, the Company is subject to state and local income tax examinations in various jurisdictions for the tax years 2009 through 2013. The outcome of these examinations is not yet determinable, however, the Company does not anticipate that any adjustments would result in a material change to the Statement of Financial Condition.

17. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total dollar value traded by the Company during the period. The total dollar value traded is defined as the total U.S. equity dollar value traded during the period. For the year ended December 31, 2014, no client accounted for 10% or more of the total dollar value traded.

18. Commitments and Contingent Liabilities

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to several of these matters at the present time. Given the inherent difficulty of predicting the outcome of the litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, or where cases or proceedings are in the early stages, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred. In addition, there are numerous factors that result in a greater degree of complexity in class-action lawsuits as compared to other types of litigation. Due to the many intricacies involved in class-action lawsuits particularly in the early stages of such matters, obtaining clarity on a reasonable estimate is difficult which may call into question its reliability. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular reporting period, depending, in part, upon operating results for that period.

The Company is subject to extensive oversight under federal, state and applicable international laws as well as self-regulatory organization ("SRO") rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators in the U.S. and abroad. As a major order flow execution destination, the Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by U.S. regulators, foreign regulators and SROs that arise from its business activities. The Company is currently the subject of various regulatory reviews and investigations by both U.S. and foreign regulators. In some instances, these matters may rise to a disciplinary action and/or a civil or administrative action.

In addition, there has been an increased focus by regulators, the New York Attorney General, Congress and the media on market structure issues, and in particular, high frequency trading, ATS manner of operations, market fragmentation and complexity, colocation, access to market data feeds and remuneration arrangements, such as payment for order flow and exchange fee structures. The Company has received information requests from various authorities, including the SEC, requesting, among other items, information regarding these market structure matters, to which the Company is in the process of responding.

The Company enters into capitalized lease obligations related to certain computer equipment. These obligations represent drawdowns under a revolving secured lending facility with a single lender. At December 31, 2014, the obligations had a weighted average interest rate of 2.31% per annum and are on varying 3-year terms. The carrying amounts of the capital leases approximate fair value. As of December 31, 2014, future minimum payments including interest under all capitalized lease obligations which are included in Accrued expenses and other liabilities on the Statement of Financial Condition, were as follows (in thousands):

	Minimum Payments
Year ended December 31, 2015	$ 1,169
Year ended December 31, 2016	1,144
Year ended December 31, 2017	457
	$ 2,770

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed dollar-based escalation clauses. The Company has sublet a portion of its excess office space to third parties. As of December 31, 2014, future minimum rental commitments under all noncancelable office leases ("Gross Lease Obligations") and Sublease Income were as follows (in thousands):

	Gross Lease Obligations	Sublease Income	Net Lease Obligations
Year ended December 31, 2015	$ 12,560	$ 717	$ 11,843
Year ended December 31, 2016	12,117	117	12,000
Year ended December 31, 2017	11,918	—	11,918
Year ended December 31, 2018	11,821	—	11,821
Year ended December 31, 2019	11,633	—	11,633
Thereafter through August 31, 2023	22,515	—	22,515
	$ 82,564	$ 834	$ 81,730

At December 31, 2014 the Company had $6.4 million in compensation guarantees payable through December 31, 2015.

During the normal course of business, the Company may enter into futures contracts. Such derivative financial instruments involve varying degrees of off-balance sheet market risk, whereby changes in the level or volatility of interest rates, foreign exchange rates or market values of the underlying financial instruments or commodities may result in cash settlements which may exceed the amounts recognized on the Statement of Financial Condition. The Company has procedures in place to mitigate market risk, although there can be no assurance that they will, in fact, succeed in doing so.

19. Related Party Transactions

The Company pays an affiliate a portion of revenue less direct costs related to transactions introduced from European customers.

The Company reimburses an affiliate for costs related to the technology development and expansion of the Company's Market Making business.

The company pays an affiliate fees for managing communications, data, facilities and other infrastructure related to its trading businesses.

The Company receives fees from affiliates which represents the affiliates' allocation of certain shared services costs.

The Company receives fees from affiliated entities for clearing introduced transactions from customers or proprietary transactions of the affiliates.

The net effect of the above transactions, if any, on the Statement of Financial Condition would be reflected in Payable to affiliates

Related to the clearance of proprietary transactions introduced by affiliates, the Company carries balances related to the proprietary accounts of affiliates. Included in Payable to brokers, dealers and clearing organizations and Payable to customers and non-customers are balances payable to these affiliates of $2.1 million and $22.4 million, respectively.

Certain exchange membership, owned by one of the affiliates is registered for and assigned to the Company in order to provide exchange membership privileges

In the normal course of business, the Company may enter into short-term loans, payable on demand, from KCG and other affiliated companies for which the Company pays an amount approximating its borrowing rate. At December 31, 2014, the Company had no interest bearing loans, $32.6 million in non-interest bearing payables to KCG, primarily related to income tax expense and $5.7 million in non-interest bearing payables to another affiliate, all of which is included in Payable to affiliates on the Statement of Financial Condition.

The Company trades with two parties which were the beneficial owners of more than 10 percent of KCG's Class A Common Stock. It also trades with two investees of KCG whereby KCG accounts for its investment under the equity method of accounting. All are considered related parties. Balances with these related parties or their affiliates are as follows (in thousands):

Statement of Financial Condition		
Assets		
Securities borrowed	$	26,110
Receivable from brokers, dealers and clearing organizations	$	5,762
Liabilities		
Securities loaned	$	7,376
Payable to brokers, dealers and clearing organizations	$	38
Accrued expenses and other liabilities	$	5,636

20. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a market maker of equities and options, the majority of the Company's securities transactions are conducted as principal or riskless principal with broker-dealers and institutional counterparties primarily located in the United States. The Company self-clears substantially all of its U.S. equity and option securities transactions. The Company clears a portion of its securities transactions through third party clearing brokers. Foreign transactions are settled pursuant to global custody and clearing agreements with major U.S. banks. Substantially all of the Company's credit exposures are concentrated with its clearing brokers, broker-dealer and institutional counterparties. The Company's policy is to monitor the credit standing of counterparties with which it conducts business.

The Company executes and clears commodity futures, cash commodities, and options transactions for the accounts of its customers and non-customers. Certain transactions are introduced to other clearing brokers. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance

under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers and non-customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure. Margin is a good faith deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed. As a result of market variations, the Company may satisfy margin requirements by liquidating certain customer positions. The Company also establishes credit limits for customers and non-customers and monitors credit compliance daily. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers and non-customers, which permit receivables and payables with such customers to be offset in the event of a customer default. Management believes that the margin deposits held at December 31, 2014 were adequate to minimize the risk of material loss that could be created by positions held at that time.

The Company's customer activities may require the Company to pledge customer securities. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

Financial instruments sold, not yet purchased, at fair value represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

The Company may also be exposed to foreign currency fluctuations resulting from customer and proprietary trading activities.

21. Guarantees

Guarantees are contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460, *Guarantees*, also includes contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and management believes that any potential requirement to make payments under these agreements is remote.

22. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items as defined. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain adjusted net capital, as defined, equivalent to the greater of 8% of customer and noncustomer risk maintenance margin requirements on all positions as defined, or $20 million plus 5% of the amount of retail forex balances in excess of $10 million. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC, CFTC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and the CFTC have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2014, the Company had net capital of $285.2 million, which was $284.2 million in excess of its required net capital of $1.0 million.

pwc

Report of Independent Accountants

To the Member of KCG Americas LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of KCG Americas LLC (the "Company") for the year ended December 31, 2014, which were agreed to by KCG Americas LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating KCG Americas LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, item 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   2B: A payment of $1,112,921 was made to Securities Investor Protection Corporation on July 28, 2014 and was agreed to check number 007623. This check was provided by Tim Dunham, KCG Managing Director. There was no difference noted between the listed payment on item 2B and the cash disbursement.

   2F: A payment of $950,281 was made to Securities Investor Protection Corporation on February 26, 2015 and was agreed to check number 010211. This check was provided by Tim Dunham, KCG Managing Director. There was no difference noted between the listed payment on item 2F and the cash disbursement.

2. Compared the Total revenue amount of $1,002,958,000 reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $999,106,401 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014, noting a reconciling difference of $3,851,599. Per discussion with Tim Dunham, KCG Managing Director, and per the Company's working papers, the reconciling difference is of the result of the following adjustments: i) addition of interest revenue of a $15,787 recorded to interest expense general ledger account 91260, ii) addition of revenue for ticket charges to affiliates of $2,796,811 recorded to expense general ledger account 50005, iii) addition of management fee revenue of $3,864,896 recorded to expense general ledger account 80020 and 80055 iv) reduction of revenue of $2,169,497 for intracompany revenues recorded to general ledger accounts 43000 and 49470 and v) reduction in revenue of $656,812 for an error expense recorded to general ledger account 40090. After considering these adjustments, a $586 difference was noted due to rounding to thousands in the audited Form X-17A-5.

pwc

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 to the supporting schedules and working papers, as follows:
   a. Compared $30,492,421 on page 2 of SIPC-7 line 2b(4) "Interest and dividend expense deducted in determining item 2a" to the totals of the 2014 dividend expense detailed in the schedule titled "SIPC 2b.4 DIV Gross UP" within the workpaper titled "KECS SIPC 7 2014 PwC Final Draft For Review" prepared by the Company, noting no difference;

   b. Compared $15,667,948 on page 2 of Form SIPC-7 line 2c(2) "Revenues from commodity transactions" to the total for all revenues attributed to department code 481 within the schedule titled "Knight Futures" within the workpaper titled "KECS SIPC 7 2014 PwC Final Draft For Review" prepared by the Company noting no difference;

   c. Compared $148,156,566 on page 2 of SIPC-7 line 2c(3) "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" to the total "Commissions and Clearance Paid to All Other Brokers" line, less certain general ledger accounts designated as "N" in the "Y/N" column as detailed in the schedule titled "SIPC 2c.3" within the workpaper "KECS SIPC 7 2014 PwC Final Draft For Review" prepared by the Company, noting a rounding difference of $1.

   d. Compared $40,493,664 on page 2 of Form SIPC-7 line 2c(9)(i) "Total interest and dividend expenses" to the line "Deduction 2c(9)(i)" as detailed schedule titled "SIPC 9 Int and Div" within the workpaper "KECS SIPC 7 2014 PwC Final Draft For Review" prepared by the Company, noting no difference; and

   e. Compared $0 on page 2 of Form SIPC-7 line 2c(9)(ii) "40% of margin interest earned on customer securities accounts" to the "Interest Earned on Security Accounts" line detailed in the schedule titled "SIPC 9 Int and Div" within the workpaper "KECS SIPC 7 2014 PwC Final Draft For Review" prepared by the Company, noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the "SIPC Net Operating Revenues" on page 2, line 2d and the "General Assessment @ .0025" on page 2, line 2e of $825,280,644 and $2,063,202, respectively of the Form SIPC-7, noting no difference.

   b. Calculations reflected in the schedules titled "KECS SIPC 7 2014 PwC Final Draft For Review" obtained in procedure 3:
      i. Recalculated the mathematical accuracy of the amount on page 2, line 2b(4) "Interest and dividend expense deducted in determining item 2a" of $30,492,421 noting no difference;

      ii. Recalculated the mathematical accuracy of the amount on page 2, line 2c(2) "Revenues from commodity transactions" of $15,667,948 noting no difference;

      iii. Recalculated the mathematical accuracy of the amount on page 2, line 2c(3) "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $148,156,566 noting a rounding difference of $1.;

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iv. Recalculated the mathematical accuracy of the amount on page 2, line 2c(9)(i) "Total interest and dividend expense" of $40,493,664 noting no difference; and

v. Recalculated the mathematical accuracy of the amount on page 2, line 2c(9)(i) "40% of margin interest earned on customer securities accounts" of $0 noting no difference.

c. Recalculated the mathematical accuracy of the amount on page 2, line 2b "Total additions" of $30,492,421 noting no difference.

d. Recalculated the mathematical accuracy of the amount on page 2, line 2c "Total deductions" of $204,318,178 noting no difference.

e. Recalculated the mathematical accuracy of the amount on page 1, line 2F of $950,281, "Total assessment balance and interest due (or overpayment carried forward)" by subtracting line 2B of $1,112,921 from line 2A of $2,063,202.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of KCG Americas LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2015

KCG Americas LLC
545 Washington Boulevard
Jersey City, New Jersey 07310
1 201 222 9400 tel
1 800 544 7508 toll free

www.kcg.com

KCG

KCG Americas LLC's Compliance Report

KCG Americas LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the period June 1, 2014 to December 31, 2014;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

We, the undersigned officers of KCG Americas LLC affirm that, to our best knowledge and belief, this Compliance Report is true and correct.

Nickolai Ogurtsov President	February 27, 2015 Date
Timothy P. Dunham Chief Financial Officer	February 27, 2015 Date